

STATEMENT OF FINANCIAL CONDITION

UBS Financial Services Incorporated of Puerto Rico
 (a Subsidiary of UBS Financial Services Inc.)

December 31, 2016
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 828475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2016___ AND ENDING ___12/31/2016___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Financial Services Incorporated of Puerto Rico

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

AIG Plaza, 9th floor, 250 Muñoz Rivera Avenue

(No. and Street)

San Juan	PR	00918
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jose H. Grau   787-250-2029

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

1000 Scotiabank Plaza Ponce de Leon Ave	San Juan	PR	00917-1951
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

affidavit # 185

OATH OR AFFIRMATION

I, ___Jose H. Grau, of legal age, maried and resident of San Juan Puerto Rico___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___UBS Financial Services Incorporated of Puerto Rico___, as of ___December 31___, 20 __16__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Principal Financial Officer
Title

_____ on San Juan PR March 2, 2017
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

Year Ended December 31, 2016

Contents



Ernst & Young LLP
Plaza 273, 10ᵗʰ Floor
273 Ponce de León Avenue
San Juan, PR 00917-1951

Tel: +1 787 759 8212
Fax: +1 787 753 0808
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
UBS Financial Services Incorporated of Puerto Rico

We have audited the accompanying statement of financial condition of UBS Financial Services Incorporated of Puerto Rico ("the Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Financial Services Incorporated of Puerto Rico at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

March 2, 2017

Statement of Financial Condition

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

December 31, 2016
(In thousands of dollars)

Assets

Cash	$	13,519
Securities and cash segregated and on deposit for federal and other regulations		3,054
Securities purchased under agreements to resell		658,491
Financial instruments owned, at fair value		8,707
Receivables:		
Clients		149,048
Interest		370
Fees and other		325
Receivables from affiliated companies		119
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $21,404		538
Other assets		951
Total assets	$	835,122

Liabilities and stockholder's equity

Taxes Payable	$	1,090
Interest Payable		1,730
Other liabilities and accrued expenses		413,107
Accrued compensation and benefits		2,940
Payables to affiliated companies		13,867
		432,734
Subordinated liabilities		280,000
Stockholder's equity:		
Common stock (10,000 shares authorized, 1,000 issued and outstanding; $1 par value)		1
Additional paid-in capital		963,890
Accumulated deficit		(841,503)
Total stockholder's equity		122,388
Total liabilities and stockholder's equity	$	835,122

See accompanying notes.

3

UBS Financial Services Incorporated of Puerto Rico

Notes to Statement of Financial Condition

December 31, 2016
(In thousands of dollars, except share data)

1. Organization

UBS Financial Services Incorporated of Puerto Rico (the "Company" or "UBSFSIPR") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company's business activities include trading of Puerto Rico Government National Mortgage Association securities, United States government and agency obligations, Puerto Rico municipal obligations, commercial paper and other short-term debt, and equity securities. In addition, the Company provides brokerage and advisory services to retail, corporate, and institutional clients as well as mutual funds.

The Company is a wholly owned subsidiary of UBS Financial Services Inc. ("UBSFSI"). UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas") which is a wholly owned subsidiary of UBS Americas Holding LLC ("UBSAHL"). UBSAHL was established in order to become the intermediate holding company for all United States subsidiaries of UBS Group AG pursuant to the new rules enacted for foreign banks in the United States. UBSAHL is a wholly owned subsidiary of UBS AG ("UBS"). The Company has material transactions with its affiliates.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of assets and liabilities requiring fair value estimates, the outcome of litigation, certain accruals, and other matters that affect the reported amounts and disclosures of contingencies in the statement of financial condition.

The Company consolidates entities in which the Company has controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable entity ("VIE"). At December 31, 2016, the Company does not have any interests in VIEs.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments with a maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2016.

2. Summary of Significant Accounting Policies (continued)

Cash and Securities Segregated and On Deposit for Federal and Other Regulations

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3, the Customer Protection Rule. At December 31, 2016, the Company included $3,023 of qualified securities on deposit for federal and other regulations.

Principal Transactions

When acting as a principal, the Company enters into a transaction in its own name and for its own account. As a principal, the Company has beneficial ownership of and legal title to the assets. Transactions in which securities flow through the Company's inventory are considered principal transactions. Amounts receivable and payable for principal transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition under fees and other receivables. The Company assumes both credit risk and market risk from the inception of the transaction.

Receivables from Clients and Allowance for Doubtful Accounts

Receivables from clients consist of a portfolio of securities based loans that were purchased by the Company from an affiliated entity. The loans were originally recorded at the purchase price and adjusted for any charge offs or allowance for doubtful accounts. Any allowance for doubtful accounts represents the Company's estimate of losses inherent in the loan portfolio as of the balance sheet date. The Company's exposure to credit risk associated with its loans is measured on an individual customer basis. All loans are subject to the Company's credit review and monitoring procedures.

The loans are evaluated for impairment in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 310, Receivables. A loan is determined to be impaired when it is probable, based on current information and events, that the Company will not be able to collect all the principal and interest due under the contractual terms of the loan. If a loan is considered impaired, the Company measures the amount of impairment based on the fair value of the collateral less cost to sell the underlying collateral. Loans are generally placed on non-accrual status at the point when a maintenance call is not satisfied by the borrower. Any accrued interest receivable related to a loan that is placed on non-accrual status is added to the principal amount due. Payments received while a loan is on non-accrual status are recorded as a reduction of principal. If the borrower has demonstrated over a period

UBS Financial Services Incorporated of Puerto Rico

Notes to Statement of Financial Condition (continued)

December 31, 2016
(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

of time, the ability to make periodic interest and principal payments as scheduled, the loan will be returned to accrual status.

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased are recorded on a trade date basis at fair value. Fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities. .

Financial Accounting Standards Board ("FASB") Accounting Standards Codifications ("ASC") 820, Fair Value Measurements, ("ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, as specified by ASC 820, are used to measure fair value.

The Company's fair value and valuation model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the statements of financial condition. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by UBS's valuation control group. The objective of the independent price verification process is to independently corroborate the business's estimates of fair value against observable market information. By benchmarking the business's fair value estimates with observable market information, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. As a result of the valuation controls employed, valuation adjustments may be made to the business's estimate of fair value.

All financial instruments at fair value are categorized into one of three fair value hierarchy levels, based upon the lowest level input that is significant to the financial instrument's fair value measurement in its entirety:

UBS Financial Services Incorporated of Puerto Rico

Notes to Statement of Financial Condition (continued)

December 31, 2016
(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

Level 1: Quote market prices (unadjusted) in active markets for identical assets or liabilities that the Company can assess at the measurement date.

Level 2: Valuation techniques for which all significant inputs are market observable, either directly or indirectly.

Level 3: Valuation techniques which include significant inputs that are not based on observable market data.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value:

U.S. Government securities and agency obligations: U.S. Government securities are generally actively traded and are valued using quoted market prices. Where market prices are not available, these securities are valued against yield curves implied from similar issuances. Agency obligations are comprised of agency-issued debt. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities.

Mutual Funds: Mutual funds are generally valued using quoted market prices or, where available, other observable inputs if not traded in an active market. In some instances significant inputs are not based on observable market data.

State and municipal obligations: These securities are comprised of bonds issued by states and municipalities. These financial instruments are priced based on recent trades or broker and dealer quotes.

Collateralized Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are generally collateralized by mortgage-backed, municipal and U.S. government and agency securities, and are accounted for as financing transactions at their contractual amounts, plus accrued interest which represents amounts at which the securities will be subsequently resold or repurchased.

For resale agreements, it is the Company's policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned. The Company is required to deliver securities to counterparties in order to collateralize repurchase agreements. The risk related to a decline in the market value of collateral (pledged or received) is managed by

7

(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

setting appropriate market-based haircuts. On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection.

The Company manages credit exposure arising from collateralized transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), with the right to net a counterparty' s rights and obligations under such agreement and liquidate and set off collateral held by the Company against the net amount owed by the counterparty. The Company elects to net certain repurchase agreements and resale agreements when the requirements of FASB ASC 210-20-45-11 "Balance Sheet - Offsetting: Repurchase and Reverse Repurchase Agreements" are met. At December 31, 2016, the Company did not net any repurchase and resale agreements.

The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Income Taxes

In accordance with the provisions of FASB ASC Topic 740, "Income Taxes", ("ASC Topic 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

ASC Topic 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

The Company files income tax returns with the Commonwealth of Puerto Rico.

(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

Tax Benefits Associated With Share-Based Compensation

FASB ASC Topic 718, "Share-Based Payment" ("ASC Topic 718"), states that, if upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the statement of financial condition; the tax benefit associated with any excess deduction is considered a "windfall" and recognized in stockholders' equity as additional paid in capital ("APIC"). However, an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return.

Accounting Developments

Adopted in 2016

In June 2014, the FASB issued ASU 2014-12, Compensation - Stock Compensation (ASC 718), Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period ("ASU No. 2014-12"). This amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. This amendment is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2015. Adoption of ASU 2014-12 did not have a material impact on the Company's statement of financial condition.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Condition- Going Concern (Subtopic ASC 205-40) ("ASU No. 2014-15"). This amendment requires management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and, if so, to disclose that fact. Management will also be required to evaluate and disclose whether it plans to alleviate that doubt. This amendment is effective for fiscal years ending after December 15, 2016, and interim periods with annual periods beginning after December 15, 2016. The Company implemented ASU 2014-15 with no impact to its statement of financial condition.

Pending Adoption

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The ASU's require an entity to recognize revenue as goods or services are transferred to the customer at an amount the entity expects to be entitled to in exchange for those goods or services. They also provide guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure

(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The Company will adopt the ASUs on the mandatory effective date of January 1, 2018 and will apply the ASU's on a modified retrospective basis, wherein the guidance is applied only to existing contracts as of the date of initial application, and to new contracts transacted after that date. The Company has performed a preliminary scoping for adoption of the ASUs and has drafted implementation documents. The Company continues to assess the impact of the new ASUs on its statement of financial condition.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments -Overall (Subtopic 825-10) Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-1"). The amendment is intended to improve the recognition and measurement of financial instruments. This amendment is effective for fiscal years beginning after December 15, 2017. The Company is currently assessing the impact that ASU No. 2016-01 will have on the Company's statement of financial condition but it does not anticipate material impact.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"), which is effective for the Company for the year ended December 31, 2018, with early adoption permitted. Among other changes, this amendment requires excess tax benefits and all tax deficiencies (including tax benefits of dividends on share-based payment awards) to be recognized as income tax expense or benefit in the income statement. The amendment also removes the requirement to delay recognition of an excess tax benefit until the tax benefit reduces income taxes otherwise payable. The amendment requires that cash flows related to excess tax benefits are classified as an operating activity with other income tax cash flows. The amendment also allows the Company to repurchase more of an employee's shares for tax withholding purposes without triggering liability accounting and provides an accounting policy election to account for forfeitures as they occur. The Company is currently assessing the impact that ASU No. 2016-09 will have on the Company's statement of financial condition.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendment, among other things, requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The amendment is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company is currently assessing the impact that ASU No. 2016-09 will have on the Company's statement of financial condition.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory. This amendment requires an entity to recognize the income tax

UBS Financial Services Incorporated of Puerto Rico

Notes to Statement of Financial Condition (continued)

December 31, 2016
(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The effective date for the amendment is for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. The Company is currently assessing the impact that ASU 2016-16 will have on its statement of financial condition.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That are Under Common Control. The amendment changes the evaluation of whether a reporting entity is the primary beneficiary of a VIE by changing how a reporting entity that is a single decision maker of a VIE treats indirect interests in the entity held through related parties that are under common control with the reporting entity. Under the amendment, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties. The amendment is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company is currently assessing the impact that ASU 2016-17 will have on its statement of financial condition but the Company does not anticipate a material impact.

3. Fair Value Measurements

At December 31, 2016, the financial instruments owned recorded at fair value, consisted of the following:

	Level 1	Level 2	Level 3	Total
Financial Instruments Owned, at fair value				
U.S. Government Securities	$ 120	$ -	$ -	$ 120
Mutual Funds			8,527	8,527
State and municipal obligations		60		60
Total	$ 120	$ 60	$ 8,527	$ 8,707

Financial instruments sold, not yet purchased, at fair value represent obligations of the Company to deliver the specified securities at contracted prices and, thereby, require the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

During the year ended December 31, 2016, the Company did not have any transfers of financial instruments owned, at fair value between levels 1 and 2 of the valuation hierarchy.

Notes to Statement of Financial Condition (continued)

December 31, 2016
(In thousands of dollars, except share data)

3. Fair Value Measurements (continued)

The Company is the primary liquidity provider in the market for a number of closed-end mutual funds ("Funds") invested in Puerto Rico municipal securities. These Funds use leverage, which is currently provided through repurchase agreements between the Funds and the Company.

Since 2013, the Puerto Rico market experienced a downturn and liquidity issues became relevant with the Funds. The fair value of these Funds is based on valuation techniques for which significant inputs are not based on observable market data.

The following table provides a reconciliation of the beginning and ending balances for the various classes of assets measured at fair value using unobservable inputs – Level 3.

	Financial Instruments Owned	
	Mutual Funds	Mortgage-Backed Securities
Beginning Balance	$ 4,505	$ 50
Purchases	17,701	66
Sales	(13,515)	(66)
Redeemed	-	(50)
Unrealized gain(loss)	(164)	0
Ending Balance	$ 8,527	$ 0

The following table provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for financial instruments owned, at fair value, categorized as Level 3 of the fair value hierarchy at December 31, 2016. The range of input values presented in the below table is representative of the highest and lowest level of input used to value the significant instruments within each category. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

(In thousands of dollars, except share data)

3. Fair Value Measurements (continued)

Level 3 at Fair Value

	Financial Instruments Owned	Valuation Technique	Significant Unobservable Inputs	Range of Input Values
Mutual Funds	$ 8,527	Internally Developed Model	Discount Rates	11% - 32%

Financial assets and liabilities not measured at fair value

Other financial assets and liabilities are recorded by the Company at their contract values and include cash and cash equivalents, cash and securities segregated and on deposit for federal and other regulations, securities purchased under agreements to resell, receivables and payables from (i) clients, (ii) interest, (iii) fees and other and, (iv) affiliated companies.

All financial assets and liabilities carried at contract amounts that either have short-term maturities (one year or less) or bear market interest rates are carried at amounts that approximate fair value. The carrying value of client receivables approximate fair value as these receivables re-price daily and there is no stated maturity date.

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition. The following table excludes all non-financial assets and liabilities.

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:					
Cash and cash equivalents	$ 13,519	$ 13,519	$ 13,519	$ -	$ -
Securities and cash segregated and on deposit for federal and other regulations	3,054	3,054	3,054	-	-
Securities purchased under agreements to resell	658,491	658,491	-	658,491	-
Receivables from clients	149,048	-	-	149,048	-
Interest	370	370	-	370	-
Fees and other	325	325	-	325	-
Receivables from affiliated companies	119	119	-	119	-

UBS Financial Services Incorporated of Puerto Rico

Notes to Statement of Financial Condition (continued)

December 31, 2016
(In thousands of dollars, except share data)

3. Fair Value Measurements (continued)

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Liabilities:					
Interest	$ 1,730	$ 1,730	$ -	$ 1,730	$ -
Payables to affiliated companies	13,867	13,867	-	13,867	-
Subordinated liabilities	280,000	280,000	-	280,000	-

4. Collateralized Agreements

The Company enters into resale agreements and repurchase agreements to, among other things, acquire securities to cover short positions and settle other securities obligations and for the Company's financing transactions.

Secured Financing Transactions-Maturities and Collateral Pledged

As of December 31, 2016 there were no gross obligations for repurchase agreements.

Offsetting of Collateral Agreements

The Company manages credit risk by entering into netting agreements with counterparties. These netting agreements generally enable the counterparties to offset liabilities against assets received in the event that the counterparty to the transaction is unable to fulfill its contractual obligation. The Company offsets these financial assets and financial liabilities on the statement of financial condition only when it has an enforceable legal right to offset the respective recognized amounts and intends to settle on a net basis.

The following table presents information regarding the offsetting of financial assets and financial liabilities:

	Gross Amounts	Amounts Offset in the Statement of Financial Conditions	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts not offset in the Statement of Financial		Net Amount
				Financial Instruments	Collateral	
Financial Assets						
Securities purchased under agreement to resell	$ 658,491		$ 658,491		$ (658,491) (1)	$ -

(1) In some cases, collateral exchanged with counterparty exceeds the net asset or liability balance with that counterparty. In such cases, the amounts reported in this column are limited to the related asset or liability with the counterparty.

(In thousands of dollars, except share data)

4. Collateralized Agreements (continued)

In the normal course of business, the Company obtains securities under agreements to resell and on terms which permit it to re-pledge or resell the securities to others. At December 31, 2016, the Company obtained and had available securities with a fair value of approximately $701,078. As of December 31, 2016, the Company neither pledged nor otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

5. Receivables from Clients and Allowance for Doubtful Accounts

Client receivables as of December 31, 2016 are $149,048. Client receivables are demand facilities with variable interest rates and are fully secured by cash and client securities, a portion of which includes Puerto Rico closed-end funds and Puerto Rico municipal securities.

The client is required to post collateral in excess of the value of the margin or non-purpose loans and the collateral must meet certain lending value criteria as defined by the Company. Collateral is monitored daily for price volatility in order to maintain adequate margins. If the collateral value drops below the minimum required levels, a maintenance call is issued. The borrower must satisfy the call by providing additional securities or by paying down the loan. If the borrower does not satisfy the call, the Company may liquidate collateral to achieve required levels of collateralizations. Significant market volatility could have a negative impact on the borrower's ability to satisfy the call or the Company's ability to liquidate collateral. To limit the Company's credit risk exposure, the credit facilities are uncommitted.

As of December 31, 2016 and for the year then ended, there was no allowance for loan losses and no loans identified as impaired.

6. Receivables from and Payable to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers include amounts due on failed securities transactions. Amounts receivable from and payable to brokers and dealers at December 31, 2016, were $16 which has been included in fees and other receivables in the statement of financial condition. There were no payables due to brokers and dealers as of this date.

UBS Financial Services Incorporated of Puerto Rico

Notes to Statement of Financial Condition (continued)

December 31, 2016
(In thousands of dollars, except share data)

7. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At December 31, 2016, the statement of financial condition included the following balances with affiliates:

Assets

Securities purchased under agreements to resell	$ 375,000
Receivables from affiliated companies	119

Liabilities

Dividends and interest	1,730
Payables to affiliated companies	13,867
Subordinated liabilities	280,000

Service Level Agreements

Pursuant to service level arrangements, the Company provides certain services to affiliates. The significant arrangements where the Company provides administrative and other support services to affiliates include agreements with UBS Trust Company of Puerto Rico ("UBS Trust of PR") and UBS Financial Services Inc. - Puerto Rico Office.

Finance Arrangements

The Company meets its short-term financing needs by borrowing from UBS Americas, which facilitates the funding.

At December 31, 2016, the Company had resale agreements of $104,245 with mutual funds co-managed by an affiliate.

(In thousands of dollars, except share data)

7. Related Party Transactions (continued)

During 2016, UBSFSI made capital contributions to the Company in the amount of $225,000. UBSFSI also guarantees payment and performance of all liabilities, obligations and commitments of the Company. UBSFSI does not receive any consideration for this guarantee.

Compensatory Arrangements

Certain employees of the Company have been issued loans by an affiliate as part of the Company's compensation programs related to employee recruiting and retention (see Note 11). These loans bear interest and have terms generally between seven and nine years.

Clearing Agreements among Retail Clients

Retail clients of the Company are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSI pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its clients.

Securities Purchased under Agreements to Resell

As of December 31, 2016, the Company entered into a resale agreement with UBSFSI in the amount of $375,000. The agreement is collateralized by U.S. Treasury Notes.

8. Subordinated Liabilities

At December 31, 2016, subordinated borrowings and total credit facilities outstanding with UBS Americas consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
Revolving subordinated loan	3/31/2018	$130,000	$450,000
Term subordinated loan	12/31/2018	150,000	150,000
		$280,000	$600,000

These loans are subordinated to claims of general creditors, is covered by agreements approved by FINRA and other regulatory authorities, and is included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, this loans may not be repaid unless first approved by FINRA and the National Futures Association.

9. Risk Management

All financial transactions involve varying degrees of market, operational and credit risk. The Company monitors its exposure to these risks on a daily basis and through a variety of financial, operational and credit exposure reporting tools and control procedures.

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities.

General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. In the normal course of business the Company is exposed to general and specific market risks related to its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk: Value at Risk and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading and non-trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits. The risk control group also reviews trading positions and economic hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

Operational Risk

Operational risk is the risk resulting from inadequate or failed internal processes, people and systems, or from external causes (e.g., deliberate, accidental or natural).

Events may be direct financial losses or indirect in the form of revenue forgone as a result of business suspension. They may also result in damage to the Company's reputation and franchise, which have longer term financial consequences.

Operational risk is an inevitable consequence of being in business, and managing operational risk is a core element of the Company's business activities. It is not possible to eliminate every source of operational risk, but the Company's aim is to provide a framework that supports the

9. Risk Management (continued)

identification and assessment of all material operational risks and their potential concentrations in order to achieve an appropriate balance between risk and return.

A comprehensive operational risk taxonomy is established that defines the universe of inherent material operational risks which arise as a consequence of business activities. This enables a common understanding and provides a standard and consistent categorization of operational risk across all business divisions. The aggregated impact of control deficiencies and the adequacy of remediation efforts are assessed by Operational Risk Control for all relevant operational risk taxonomy categories as part of the operational risk assessment process. This front-to-back process, complemented by internal subject matter expertise, provides a transparent assessment of the current operational risk exposure against agreed risk appetite statements and measures.

Significant control deficiencies that surface during the internal control and operational risk assessment processes must be reported in the operational risk inventory and sustainable remediation must be initiated.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates, other financial institutions, including banks, brokers and dealers, investment funds and insurance companies, individuals and non-financial operating entities. Credit losses could arise should counterparties fail to perform and the value of any collateral held prove inadequate due to market conditions.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions include positions in written options, financial instruments sold, not yet purchased and commodities and financial futures. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take action as appropriate.

(In thousands of dollars, except share data)

9. Risk Management (continued)

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2016 were settled without material adverse effect on the statement of financial condition.

Receivables and payables with brokers and dealers and agreements to resell and repurchase securities are generally collateralized by U.S. Government and agency securities. Additional collateral is requested when considered necessary.

The Company has direct exposure to Puerto Rico municipal securities and closed-end funds arising from its secondary market activities, which was $8,587 at December 31, 2016. In addition, securities-backed lending facilities, including purpose and non-purpose loans, provided by the Company to its customers and repurchase agreements with institutional clients are, in part, collateralized by Puerto Rico municipal securities and closed-end funds primarily invested in Puerto Rico municipal securities. This collateral is subject to lending value haircuts and daily margining.

During 2016, Standard and Poor's and Moody's Investor Service, Inc. further downgraded its rating on Puerto Rico general obligation bonds, based on concerns about deterioration in Puerto Rico's economy. In addition, the Puerto Rico government defaulted on four debt instruments. As a result of these recurring events, the Company continues to limit lending value on most Puerto Rico municipal securities and closed-end funds.

The total lending exposure against Puerto Rico municipal securities and closed-end fund collateral at December 31, 2016 was $12,100. The underlying collateral had a market value of $56,309 as of this date. For a significant number of these loans, the Company has recourse to the borrower.

10. Commitments and Contingencies

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

10. Commitments and Contingencies (continued)

Such matters are subject to many uncertainties, and the outcome and timing of resolution is often difficult to predict, particularly in the earlier stages of a case. There are situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Company has a present obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Company, but are nevertheless expected to be, based on the Company's experience with similar asserted claims. Such provisions would be included in the other liabilities and accrued expenses on the statement of financial condition. If any of those conditions are not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require the Company to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, the Company believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

In addition to the matters mentioned below, the Company is involved in litigation as well as regulatory matters arising in the normal course of business.

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and the Funds that are sole-managed and co-managed by UBS Trust Co. of Puerto Rico ("UBS Trust of PR") and distributed by UBSFSIPR have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of approximately $2,000,000 of which claims with aggregate claimed damages of $861,000 have been resolved through settlements, arbitrations or withdrawal of the claim. The claims are filed by clients in Puerto

(In thousands of dollars, except share data)

10. Commitments and Contingencies (continued)

Rico who own the Funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the Funds and of the loans.

A shareholder derivative action was filed in 2014 against UBSFSI, UBSFSIPR and UBS Trust of PR and current and certain former directors of the Funds, alleging hundreds of millions in losses in the Funds. In 2015, defendants' motion to dismiss was denied. Defendants' requests for permission to appeal that ruling were denied by the Puerto Rico Court of Appeals and the Puerto Rico Supreme Court. In 2014, a federal class action complaint was also filed against various UBS entities included the Company, UBSFSIPR and UBS Trust of PR, certain members of UBSFSIPR's senior management, and the co-manager of certain of the Funds seeking damages for investor losses in the Funds during the period from May 2008 through May 2014. Defendants have moved to dismiss that complaint, and in December 2016, defendants' motion to dismiss was granted in part and denied in part.

In March 2015 a class action was filed in Puerto Rico state court against UBSFSIPR seeking equitable relief in the form of a stay of any effort by UBSFSIPR to collect on non-purpose loans it acquired from UBS BUSA in December 2013 based on plaintiffs' allegation that the loans are not valid. The trial court denied defendants' motion to dismiss the action based on a forum selection clause in the loan agreements; the Puerto Rico Supreme Court has stayed the action pending its review of defendants' appeal from that ruling.

In 2014 UBSFSIPR reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico ("OCFI") in connection with OCFI's examination of UBSFISPR's operations from January 2006 through September 2013, pursuant to which the Company is paying up to an aggregate of $7,700 in investor education contributions and restitution.

In September 2015, the SEC and FINRA announced settlements with UBSFSIPR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBSFSIPR agreed in the SEC settlement to pay $15,000 (which includes $1,180 in disgorgement, a civil penalty of $13,630 and pre-judgment interest), and $18,500 in the FINRA matter (which includes up to $11,000 in restitution to UBSFSIPR customers and a civil penalty of $7,500). The Company also understands that the Department of Justice is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. The Company is cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (the "System") against over forty defendants, including

(In thousands of dollars, except share data)

10. Commitments and Contingencies (continued)

UBSFSIPR and UBS Consulting Services of Puerto Rico (together, "UBSPR"), and other consultant and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately \$3,000,000 of bonds by the System in 2008 and sought damages of over \$800,000. UBSPR is named in connection with its underwriting and consulting services. Defendants' motion to dismiss is pending. In September 2016, The System announced its intention to join the action as a plaintiff, and the court has since ordered that plaintiffs must file an amended complaint.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC's investigation of UBS's sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities including the Company, UBSFSIPR, UBS Trust of PR, certain of the Funds, and certain members of UBSFSIPR senior management, seeking damages for investor losses in the Funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. In September 2016, the court denied plaintiffs' motion for class certification. In October 2016, plaintiffs filed a petition with the US Court of Appeals for the First Circuit seeking permission to bring an interlocutory appeal challenging the denial of their motion for class certification. Defendants have filed an opposition to plaintiffs' petition.

Beginning in 2015, agencies and public corporations of the Commonwealth of Puerto Rico have defaulted on certain interest payments, and in July 2016, the Commonwealth defaulted on payments on its general obligation debt. Executive orders of the Governor that have diverted funds to pay for essential services instead of debt payments and stayed any action to enforce creditors' rights on the Puerto Rico bonds continue to be in effect. In June 2016, US federal legislation created an oversight board with power to oversee Puerto Rico's finances and to restructure its debt. The oversight board is authorized to impose, and has imposed, a stay on exercise of creditors' rights. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth's finances, or any restructuring of the Commonwealth's obligations, may increase the number of claims against the Company concerning Puerto Rico securities as well as potential damages sought.

The Company's statement of financial condition as of December 31, 2016 reflects provision with respect to these matters in amounts that the Company believes to be appropriate under the applicable

(In thousands of dollars, except share data)

10. Commitments and Contingencies (continued)

accounting standards. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that have been recognized.

Other Commitments and Contingencies

In the normal course of business, the Company enters into when-issued transactions and underwritings commitments. Settlement of these transactions at December 31, 2016 did not have a material impact on the statement of financial condition. There were no underwriting commitments at December 31, 2016.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirement under the alternative method. Under the method of computing capital requirements adopted by the Company, net capital shall not be less than the excess margin collected on resale agreements plus $1,000. As of December 31, 2016, the Company's net capital, as defined, was $242,845, which exceeded minimum net capital requirement by $238,993.

Dividend payments, equity withdrawals and advances to UBS FSI or any of its affiliates are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule.

12. Equity Participation and Other Compensation Plans

UBS operates several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders. UBS operates compensation plans on a mandatory, discretionary and voluntary basis.

Equity Ownership Plan ("EOP")

Selected employees receive a portion of their annual performance-related compensation above a certain threshold in the form of EOP shares, notional shares or performance shares (i.e., notional shares which are subject to performance conditions).

From February 2014 onwards, in general, only notional shares and UBS performance shares are granted. Since 2011 (for the performance year 2010), performance shares have been granted to EOP participants who are (i) Group Managing Directors, (ii) employees who by the nature of their role have been determined to materially set, commit or control significant amounts of the

(In thousands of dollars, except share data)

12. Equity Participation and Other Compensation Plans (continued)

firm's resources or exert significant influence over its risk profile and (iii) employees whose total compensation exceeds a certain threshold. The performance shares granted in 2011 and 2012 will only vest if certain performance targets are met, i.e., if the participant's business division is profitable (for Corporate Center participants, the Group as a whole needs to be profitable) in the financial year preceding the relevant vesting date. To determine if a business division is profitable in this context, adjustments to reported profitability may be made based on considerations relating to risk, quality and reliability of earnings. For performance shares granted in respect of the performance years 2012, 2013 and 2014, the performance conditions are based on the Group return on tangible equity and the divisional return on attributed equity (for Corporate Center participants, the return on attributed equity of the Group excluding Corporate Center). Awards issued outside the normal performance year cycle, such as replacement awards or sign-on awards, may be offered in deferred cash under the EOP plan rules.

Awards in UBS shares allow for voting and dividend rights during the vesting period, whereas notional and performance shares represent a promise to receive UBS shares at vesting and do not allow for voting rights during the vesting period. Notional and performance shares granted before February 2014 have no rights to dividends, whereas for awards granted since February 2014 employees are entitled to receive a dividend equivalent which may be paid in notional shares and / or cash, and which will vest on the same terms and conditions as the award. Awards granted in the form of UBS shares, notional shares and performance shares are settled by delivering UBS shares at vesting.

Awards granted since March 2013 generally vest in equal increments in years two and three. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment.

Additionally, the Company offers EOP earned under Strategic Objective Awards when certain career or performance milestones are met by financial advisors.

For awards granted from February 2014 onwards, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and /or cash.

Deferred Contingent Capital Plan ("DCCP")

The DCCP awards vest in full five years from the grant date and are forfeited if the phase-in Basel III Common Equity Tier 1 Ratio of UBS Group falls below 7%, if the Swiss Financial Market Supervisory Authority determines that the DCCP awards need to be written down to prevent the insolvency, bankruptcy or failure of UBS, or if UBS has received a commitment of

12. Equity Participation and Other Compensation Plans (continued)

extraordinary support from the public sector that is necessary to prevent such insolvency, bankruptcy or failure. The awards are subject to standard forfeiture and harmful acts provisions, including voluntary termination of employment.

For awards granted for the performance year 2015 (granted in 2016), employees are awarded notional additional tier 1 (AT1) instruments, which at the discretion of UBS can either be settled in the form of a cash payment or a perpetual, marketable AT1 instrument. Awards vest in full after five years, subject to there being no trigger event. For awards granted up to January 2015, interest on the awards is paid annually for performance years in which the firm generates an adjusted profit before tax. For awards granted in 2016 for the performance year 2015, discretionary interest may be paid annually on awards that vest after 5 years.

Equity Plus Plan

Equity Plus is a voluntary plan that provides eligible employees with the opportunity to purchase shares of UBS at market value and receive, at no additional cost, one free notional UBS share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and/or monthly through regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for a maximum of three years from the time of purchase. Equity Plus awards vest after up to three years. For awards granted from April 2014 onwards, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and/or cash.

Prior to 2010, instead of notional shares participants received two UBS options for each share they purchased under this plan. The options had a strike price equal to the fair market value of a share of UBS on the grant date, a two-year vesting period and generally expired ten years from the grant date. The options are forfeitable in certain circumstances and are settled by delivering shares of UBS.

Partner Plus Plan

Partner Plus is a mandatory deferred cash compensation plan for certain eligible financial advisors. Awards (UBS company contributions) are based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts otherwise payable during the year, up to a percentage of their pay, which are vested upon contribution. Company contributions and voluntary contributions are credited with interest in accordance with the terms of the plan. Rather than being credited with interest, a participant may elect to have voluntary

12. Equity Participation and Other Compensation Plans (continued)

contributions, along with vested company contributions, credited with notional earnings based on the performance of various mutual funds.

Company contributions and interest on both company and voluntary contributions ratably vest in 20% increments six to ten years following grant date. Company contributions and interest/notional earnings on both company and voluntary contributions are forfeitable under certain circumstances.

Compensatory Loans

The Company and affiliates have entered into various agreements with certain of the Company's financial advisors whereby these financial advisors receive a compensatory commitment for recruiting and retention purposes.

13. Employee Benefit Plans

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the Plan) of UBS FSI, which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Financial Services Inc. 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS FSI also provides certain life insurance and health care benefits to employees of the Company.

14. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the statement of financial condition and are reflected with a reduction for a valuation allowance.

In accordance with ASC Topic 740, if it is more-likely-than-not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

Notes to Statement of Financial Condition (continued)

December 31, 2016
(In thousands of dollars, except share data)

14. Income Taxes (continued)

After consideration of all relevant evidence, the Company believes that it is more-likely-than-not that a benefit will not be realized for any of its deferred tax assets, and accordingly, a full valuation allowance of $348,866 has been recorded. Since December 31, 2015, the valuation allowance increased by $66,763.

As of December 31, 2016, the Company had net deferred net assets of $348,866, before any valuation allowance, of which $154,237 related to accelerated income and deferred deductions, $177,987 related to net operating losses, $11,693 related to employee benefits, and $4,949 related to alternative minimum tax.

Total amounts of unrecognized tax benefits as of December 31, 2016, included in income tax payable to Parent in the statement of financial condition	$ 1,486
The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax	$ 1,486

The Company files income tax returns with the Commonwealth of Puerto Rico. The tax years that remain subject to examination are from 2011 through 2015. In the next twelve months the Company believes that there will be no material changes to unrecognized tax benefits.

15. Subsequent Events

The Company has evaluated its subsequent event disclosure through March 2, 2017, the date the Company's statement of financial condition was issued, and has determined that there are no other events that would have a material impact on the statement of financial condition.